[OPPENHEIMER WOLFF & DONNELLY LLP LETTERHEAD]

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Direct:   (612) 607-7557
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E-Mail: PPazderka@Oppenheimer.com

November 8, 2012

VIA EDGAR AND EMAIL AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Room 7010 Washington, D.C. 20549-7010 Attn: Perry J. Hindin

Re:	Aetrium Incorporated Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A – Response to Staff Comment letter dated November 1, 2012 Filed October 12, 2012 File No. 000-22166

Dear Mr. Hindin:

On behalf of Aetrium Incorporated, a Minnesota corporation (the “Company”), I am responding to the SEC staff’s comment letter dated November 1, 2012 from you to Patrick J. Pazderka regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed initially on October 12, 2012.

Contemporaneously with sending this letter to you, the Company today has filed a responsive Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”). To assist in your review of our responses and our proposed revisions to the preliminary proxy statement, we have also provided you with a courtesy copy of Amendment No. 1 which is blacklined and marked to show proposed changes to the Company’s initial filing of its Preliminary Proxy Statement on Schedule 14A filed October 12.  For your convenience, we have repeated and numbered the comments from your letter dated November 1, 2012 in boldface print below.  The Company’s responses are provided below each comment.

United States Securities and Exchange Commission
November 8,  2012

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed October 19, 2012

General

1.	Comment:

We note your response to prior comment 1.  Please file a revise preliminary proxy statement containing the requested disclosure.

Response:  As discussed with the Staff, the Company will comply and today is filing Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A.

2.	Comment:

We note that the Shareholder Group filed a proxy statement containing an additional proposal regarding an amendment to the Company’s Bylaws.  Please advise whether the Company intends to revise its proxy statement to refer to this additional proposal.

Response: The Company has revised its preliminary proxy statement to include the additional proposal from the Shareholder Group regarding an amendment to the Company’s bylaws.

3.	Comment:

As discussed with you during a telephone call on October 25, 2012, please revise the proxy card so that the proposal to remove the existing members of the Company’s board in its entirety also provides holders with a means to vote against the removal of individual directors.

Response: The Company has revised the proxy card so that the proposal to remove the existing members of the Company’s board in its entirety also provides holders with a means to vote against the removal of individual directors.

4.	Comment:

We note your response to prior comment 2 and we generally disagree that you have provided a reasonable basis supporting some of the proposed disclosure and the resulting implications. Please remove from the proxy statement the heading “The Shareholder Group has Acted in Apparent Disregard of SEC Requirements.”  In addition, please note the following specific comments relating to the four bullet point statements referenced in our October 19 letter and the related revised disclosure that the Company has proposed in its letter dated October 29.

Response: On page 7 of the preliminary proxy statement, the Company has removed the heading “The Shareholder Group has Acted in Apparent Disregard of SEC Requirements.” In place of the old heading, we have added a new heading that now simply reads: “SEC Requirements.”

United States Securities and Exchange Commission
November 8,  2012

5.	Comment:

We refer you to the proposed revision responding to the first bullet point of our prior comment 2 (referred to in your response letter as “Point A”).  Clarify the reference to “the Shareholder Group’s history relating to trading in Aetrium common stock and failing to timely report...” to specify the entity or entities that engaged in the trading in question and failed to timely file.  Based on our review of the Company’s disclosure, it appears that only one member of the Shareholder Group, Archer, failed to timely comply with its filing obligations under Exchange Act Section 16(b) resulting in the Company’s request that Archer pay to the Company less than $1,800.  Furthermore, without further support, we do not believe these facts provide a reasonable basis for the statement that such actions raise “questions about whether the Shareholder Group will be effective in leading the company to continued full compliance with SEC and other legal requirement in fact, form and appearance.”  Please revise or remove such statement.

Response: The Company has removed the referenced disclosure from the end of the third paragraph under the “Notice” section on page (i) of the preliminary proxy statement, and we have also removed the referenced disclosure from the sixth paragraph under the “Introduction” on page 2 of the preliminary proxy statement.

6.	Comment:

We refer you to the proposed revision responding to the second bullet point of our prior comment 2 (referred to in your response letter as “Point B”). The statements beginning with the sentence “These facts are consistent with the possibility...” creates the implication that the Shareholder Group violated federal securities laws without any reasonable basis for such assertions. Please revise or remove these statements. Please also advise us of the relevance of the parenthetical statement regarding Texas and Oklahoma addresses.

Response:

We have removed in their entirety the two sentences on page 7 of the revised preliminary proxy statement beginning with the phrase “These facts are consistent with….” Also on page 7 we have removed the parenthetical statement regarding Texas and Oklahoma addresses.

7.	Comment:

We refer you to the proposed revision responding to the third bullet point of our prior comment 2 (referred to in your response letter as “Point C”). We do not believe a reasonable basis exists for the proposed statement that “[i]n any event, Archer’s trading activity in the context of our disclosures of material non-public information to the Shareholder Group presents an appearance of the possibility of trading on material non-public information.”  Please revise or remove this statement.

United States Securities and Exchange Commission
November 8,  2012

Response:

We have removed in its entirety the proposed sentence beginning with the phrase “We read the Shareholder Group’s proxy statement“ and ending with “… or anyone else.” At the beginning of the immediate next sentence, we have also removed the clause “This is surprising to us since…” which also would have appeared on page 7 of the revised preliminary proxy statement. We have also removed in its entirety the last sentence of that same paragraph beginning with the phrase “In any event, Archer’s trading activity ….” and ending with “… material non-public information.”

8.	Comment:

We refer you to the proposed revision responding to the fourth bullet point of our prior comment 2 (referred to in your response letter as “Point D”).  We do not believe a reasonable basis exists for the last two sentences of the first proposed paragraph (beginning with the statement “The history of this Shareholder Group...”) or the reference to the term “questionable” in the last sentence of the proposed language used to describe the Shareholder Group’s history of trading.  Furthermore, the last sentence’s reference to “facts,” without any additional specificity creates the negative implication, without any reasonable basis in support thereof, that the Shareholder Group has acted in contravention of federal securities laws.  Please revise or remove this statement.

Response:

We have removed in their entirety the last two sentences in the penultimate paragraph of this section on page 7 of the preliminary proxy statement beginning with the phrase “The history of this Shareholder Group questions … and ending with the words “in form, fact and appearance.”

We have also removed in its entirety the sentence which we had proposed in our supplemental response letter that would have appeared at the end of this section on page 7 of the revised preliminary proxy statement which had read that “[W]e have authorized our legal counsel to report the facts …  to the SEC Enforcement Division.”

9.	Comment:

Please note that we will not review any further correspondence containing proposed disclosure unless such disclosure is filed in a revised preliminary proxy statement.

Response:

On behalf of Aetrium, today we are filing Amendment No. 1 to the Aetrium preliminary proxy statement on Schedule 14A. This revised preliminary proxy statement is intended to be revised to address each of the Staff’s concerns raised in its November 1 comment letter.

After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7557 to discuss any further questions or comments you might have concerning the Preliminary Proxy Statement.

United States Securities and Exchange Commission
November 8,  2012

Very truly yours,

/s/ Patrick J. Pazderka

cc:  Douglas L. Hemer, Aetrium Incorporated

Enclosures:

Letter dated November 8, 2012 from Douglas L. Hemer, Aetrium Incorporated

[AETRIUM Incorporated LETTERHEAD]

November 8,  2012

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 7010
Washington, D.C. 20549-7010
Attn: Perry J. Hindin

Re:	Aetrium Incorporated Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed October 12, 2010 File No. 000-22166

Ladies and Gentlemen:

The undersigned, Aetrium Incorporated, a Minnesota corporation (the “Company"), acknowledges, with respect to the Preliminary Proxy Statement on Schedule 14A, that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aetrium Incorporated

By: /s/ Douglas L. Hemer

Name: Douglas L. Hemer

Title: Chief Administrative Officer and Secretary